SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)




                                  Aldila, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   014384101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                October 21, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

CUSIP No.148552102                    13G                    Page 2  of  5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     SACC Partners LP; Riley Investment Management LLC; B. Riley & Co., Inc.; Bryant R. Riley

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [ ]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           570,517
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         570,517
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     570,517

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not applicable.                                                      [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.52%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     PN, IA, BD, IN

________________________________________________________________________________

                                      13G                    Page 3  of  5 Pages



Item 1(a).  Name of Issuer:

            Aldila, Inc.

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

            12140 Community Way
            Poway, CA  92064
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:

            SACC Partners LP
            Riley Investment Management LLC
            B. Riley & Co., Inc.
            Bryant R. Riley

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            11150 Santa Monica Boulevard, Suite 750
            Los Angeles, CA  90025

            ____________________________________________________________________

Item 2(c).  Citizenship:

            SACC Partners is a Delaware limited partnership
            Riley Investment Management LLC is a Delaware limited liability company
            B. Riley & Co., Inc. is a Delaware corporation
            Bryant R. Riley is an individual residing in California


            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.01 per share

            ____________________________________________________________________

Item 2(e).  CUSIP Number:

            014384101

            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            Not applicable.

                                      13G                    Page 4  of  5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     Mr. Riley owns all of the outstanding shares of B. Riley & Co., Inc. ("BRC"), an NASD member broker-dealer. Mr. Riley also owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), a California registered investment adviser that will soon convert to SEC registration. RIM is the investment adviser to and general partner of SACC Partners LP ("SACC").

     SACC owns 458,568 shares of Aldila's common stock. Because RIM has sole voting and investment power over SACC's security holdings and Mr. Riley in his role as the sole manager of RIM controls RIM's voting and investment decisions, each of SACC, RIM and Mr. Riley may be deemed to have beneficial ownership of the 458,568 shares held by SACC, representing approximately 9.26% of Aldila's common stock.

     BRC owns 111,949 shares of Aldila's common stock. Because Mr. Riley has sole voting and investment power over BRC's security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the 111,949 shares of Aldila's common stock, representing approximately 2.26% of Aldila's common stock.

     To summarize, Mr. Riley may be deemed to beneficially own a total of 570,517 shares of Aldila common stock (11.52%), BRC may be deemed to beneficially own 111,949 shares of Aldila's common stock (2.26%), SACC may be deemed to beneficially own 458,568 shares of Aldila common stock (9.26%) and RIM may be deemed to beneficially own 458,568 shares of Aldila common stock (9.26%).




Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.


         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.

         Not applicable.

         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

         Not applicable.

          ______________________________________________________________________

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  October 25, 2002
----------------------
         (Date)

                                           SACC PARTNERS LP

                                           By: Riley Investment Management LLC,
                                               its General Partner

                                           By: /s/ Bryant R. Riley
                                               ------------------------
                                               Bryant R. Riley,
                                               President



                                           RILEY INVESTMENT MANAGEMENT LLC

                                           By: /s/ Bryant R. Riley
                                               ------------------------
                                               Bryant R. Riley, President



                                           B. RILEY & CO., INC.

                                           By: /s/ Bryant R. Riley
                                               ------------------------
                                               Bryant R. Riley, President



                                           By: /s/ Bryant R. Riley
                                               ------------------------
                                               Bryant R. Riley